Exhibit 99.1

Evaxion Biotech Announces Gonorrhea as Second Bacterial Product Target

Copenhagen, Denmark, June 30, 2022 – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announced that the Company has identified Gonorrhea as its second bacterial target for treatment with the Company’s EVX-B2 vaccine product candidate.

As its second bacterial target, Evaxion has chosen to develop a prophylactic vaccine against Gonorrhea, a sexually transmitted disease (STD) that has quickly developed resistance to antibiotics. We believe that Evaxion’s proprietary AI platform EDEN has identified promising antigen candidates for the vaccine based on preliminary findings in pre-clinical models.

“We are very pleased to announce that our AI platform EDEN has demonstrated the ability to identify two promising protective antigens based on very encouraging results in the pre-clinical model. Gonorrhea represents a large unmet medical need. We believe that with this vaccine, patients will be able to produce antibodies against bacterial infection - minimizing the risk of infection,” says Lars Staal Wegner, CEO.

About Gonorrhea (N. gonorrhoeae)

Identified by the US Centers for Disease Control and Prevention (CDC) as one of the World’s five most urgent antibiotic resistance threats, Gonorrhea can result in ectopic pregnancy, infertility, and life-threatening sepsis infection. Furthermore, Gonorrhea can increase the risk of getting and giving HIV 5-fold. Every year in the US alone, there are 1.14 million new infections, including 550,000 estimated drug-resistant infections, related to Gonorrhea, leading to annual direct medical costs of approximately $133.4 million, all according to the CDC.

About EDEN

EDEN is Evaxion’s AI platform that rapidly identifies novel, protective antigens for use in pathogen-specific prophylactic vaccines against bacteria. EDEN has been designed to rapidly identify those antigens that will trigger a robust protective immune response against almost any bacterial infectious disease.

About Evaxion

Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

For more information

Evaxion Biotech A/S	LifeSci Advisors LLC
Lars Staal Wegner	Corey Davis, Ph.D.
Chief Executive Officer	Managing Director
lsw@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 23 27 84 93	+1 (212) 915 2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks associated with the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.